Joanne R. Soslow
215.963.5262
jsoslow@morganlewis.com

June 14, 2005

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Attention:	Jeffrey Riedler Assistant Director Division of Corporation Finance

Re:	Beijing Med-Pharm Corporation Registration Statement on Form S-1 Pre-effective Amendment No. 3 Filed June 14, 2005 File No. 333-121957

Dear Mr. Riedler:

On behalf of Beijing Med-Pharm Corporation (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 23, 2005 to David Gao with respect to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

Where indicated below, the Company will include changes to the respective disclosures in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which the Company is filing contemporaneously with this response letter.

We have sent to your attention three courtesy copies of Amendment No. 3, in both clean copy and marked to show changes against the filing of Amendment No. 2, as filed with the Commission on May 13, 2005.

Jeffrey Riedler
Securities and Exchange Commission
June 14, 2005

The fixed nature of some of our contracts could hurt our operating results, page 15

1. Please revise to indicate the percentage of your revenue generated from contracts that are at fixed prices.

Response: In response to the Staff’s comment, the Company has revised this risk factor to indicate the percentage of the Company’s revenue generated from contracts that are at fixed prices.

Selected and Summary Financial Data, pages 7 and 22

2. We note your response to our comment number 10. Unless the selected and summary financial data has been audited and a report included as required by AU Section 552, please delete the “unaudited” and “audited” reference from the Selected and Summary Financial Data table column headings.

Response: In response to the Staff’s comment, the Company has revised the Selected Financial Data and Summary Financial Data sections to delete “unaudited” and “audited” references from the Selected and Summary Financial Data table column headings.

3. We note your response to our comment 11. It would appear that the financial statements for which you derived all the information in the table are the “Company’s” given the basis of presentation in the financial statements. Reference to BMP China and BMPC would not appear necessary and would be inconsistent with the presentation in the financial statements and other disclosures elsewhere in the filing such as MD&A.

Response: In response to the Staff’s comment, the Company has revised the Selected and Summary Financial Data sections to replace the BMP China and BMPC references with Company references.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Revenue Recognition, page 27

4. We note your revised disclosure as a result of our comment number 13. Based on your revised disclosure, it appears that the Company is unable to estimate volume rebates and discounts. Please tell us, and revise your disclosure, here and in the notes to the financial statements to state why the delivery is the most appropriate time to recognize revenue. Cite any authoritative accounting literature used. Additionally, please tell us how the Company is able to determine when discount and rebate levels have been achieved.

Jeffrey Riedler
Securities and Exchange Commission
June 14, 2005

Response: In response to the Staff’s comment, the Company has revised the revenue recognition disclosure in the MD&A and in the notesto the Company’s financial statements to correct an inadvertent error contained in the prior submission.

The Company supplementally advises the Staff that the prior submission was in error as the Company does not provide volume rebates or discounts.

Wanwei Product Portfolio, page 39

5. We note our prior Comment 18 in which we asked you to state for whom Wanwei distributes the products listed, and the terms of the agreements with those parties. Please state what percentage of your revenue was derived from products sold in connection with each of the respective contractual relationships mentioned and, to the extent any of the respective contracts is material, file it as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has stated what percentage of Wanwei’s revenue was derived from the products distributed by Wanwei listed in the Registration Statement.

The Company supplementally advises the Staff that it does not intend to file the contracts relating to the Wanwei products listed as exhibits to the Registration Statement at the present time because the Company has not yet completed the acquisition of Wanwei and therefore is not yet a party to the contracts. If the Wanwei acquisition is consummated, the Company intends to evaluate whether these contracts would need to be filed as exhibits to the Registration Statement in accordance with Item 601(b)(10) of Regulation S-K.

The Selling Stockholders and Plan of Distribution, page 45

     6. We note your responses to our prior Comment 20 in which we asked you to identify the natural persons having investment and voting power over the securities and name any broker-dealer selling stockholders as underwriters. Upon obtaining the information you are compiling regarding the issues raised, please comply fully with these comments.

Response: The Company supplementally advises the Staff that it has obtained the requisite information regarding the issues raised in the Staff’s prior comments with respect to the selling stockholders and has fully complied with these comments in Amendment No. 3.

Jeffrey Riedler
Securities and Exchange Commission
June 14, 2005

Beijing-Med Pharm Corporation and Subsidiary

December 31, 2004 Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Significant Accounting Policies

Revenue Recognition, F-6

7. Based on your response to our comment number 23, it appears that product returns reduce commission revenues. Please revise your revenue recognition policy to disclose your accounting treatment for product returns that reduce commission revenues to support your policy for recognizing revenue upon delivery by the distributor.

Response: In response to the Staff’s comment, the Company has revised the revenue recognition disclosure in the MD&A and the notes to the Company’s financial statements in Amendment No. 3 to state that the Company does not estimate reserves for amounts associated with potential product returns.

The Company supplementally advises the Staff that, historically, the Company has had minimal and inconsistent product returns. There were $0 of product returns for 2003 and $6,500 of product returns for 2004. The amount of the 2004 product returns was less than 3% of total revenues for 2004. The Company considers the amount of product returns to be immaterial. Because of the uncertain and immaterial nature of these product returns, the Company does not deem it appropriate to provide a returns allowance for future returns on current period revenues. The Company will continue to closely evaluate the need to establish a returns allowance in the future.

Earnings Per Share, F-7

8. We note your response to our comment number 24. However, it is still unclear as to how the Company considered the need to reflect the nominal shares issued as outstanding for all periods presented was considered. Please provide to us Management’s analysis of why a retroactive restatement of earnings per share data for all periods presented was not necessary. Cite any authoritative literature used in your determination.

Response: In response to the Staff’s comment, the Company has revised its earnings per share disclosure throughout Amendment No. 3 to reflect nominal shares issued as outstanding for all periods presented and to include a retroactive restatement of earnings per share data for all periods presented.

Jeffrey Riedler
Securities and Exchange Commission
June 14, 2005

The Company supplementally advises the Staff that this revised disclosure is based on Abacus Investments Ltd. receiving 7,807,509 shares for the sale of its 100% interest in BMP China to the Company.

Note 2. Acquisitions, F-7

9. We have read your May 13, 2005 response to comment 25 of our May 4, 2005 letter. We reiterate that as we do not believe your response addresses our comment in that the disclosure was not expanded as requested and your response does not address all the points in our comment.

Response: In response to the Staff’s comment, the Company has revised note 2 to the company’s financial statements to expand the disclosure to fully address the Staff’s comments contained in the Staff’s May 4, 2005 letter and pursuant to paragraphs 51 and 52 of FAS 141.

Beijing Wanwei Pharmaceutical Co. Ltd.

December 31, 2004 Financial Statements

Notes to the Financial Statements

10. We have read your May 13, 2005 response to comment 26 of our May 4, 2005 letter and, because of the last two sentences of your response, request that you clarify for us whether Wanwei’s parent incurs any expenses on Wanwei’s behalf and, if so, revise Wanwei’s financial statements so that they reflect the expenses.

Response: In response to the Staff’s comment, the Company has revised Wanwei’s financial statements to reflect office and warehouse rent that Wanwei’s parent company, Wanhui Pharmaceutical Group, incurred on behalf of Wanwei.

Wanwei has advised the Company as follows:

Wanhui Group did not charge Wanwei for rent for the use of its office or warehouse space in prior years. Starting January 1, 2005, Wanwei has incurred rental expense for use of office and warehouse space owned by Wanhui. The annual amount of $158,900 has been recorded as an expense for 2004, 2003 and 2002 and offset as Contributed Capital as no cash was paid nor is it payable. This change has been made to Wanwei’s financial statements. There are no other expenses incurred by Wanhui on behalf of Wanwei that are not reflected in Wanwei’s financial statements.

Jeffrey Riedler
Securities and Exchange Commission
June 14, 2005

8. Segment Information, page F-21

     11. We note your response to our comment number 27 that you do not review by therapeutic category. Please tell us more specifically why it is impracticable to provide disclosure of revenues by product or group of similar products as required by paragraph 37 of FAS 131. Please revise your disclosure to disclose why you have excluded disclosure of revenue by product or group of similar products as required by paragraph 37 of FAS 131.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

FAS 131 requires a business to provide separate segment financial information that is available and is evaluated by the chief operating decision maker in allocating funds. It is the intention of the Statement to provide the reader of financial statements the same information made available to internal decisions.

Wanwei has advised the Company as follows:

Management of Wanwei reviews products on a margin and total revenue basis and not according to any therapeutic or any other grouping. In evaluating financial and operating results management reviews all products similarly and in the aggregate. Wanwei considers its products to be complementary to each other as opposed to allowing for segregation into groupings. In addition, neither the management nor sales structure of Wanwei is segregated in any manner to promote any product or group of products. The result is that Wanwei operates in only one business segment.

Paragraph 37 of FAS 131 requires that Wanwei report revenues from external customers for each product or similar product unless it is impractical to do so. Wanwei has over 300 customers selecting from over 1400 products. There is no single customer which accounts for over 7% of Wanwei’s revenue. Therefore, it is the Wanwei’s judgment that providing such disclosure information is both impractical as well as not meaningful to the reader.

     In response to the Staff’s comment, note 8 to Wanwei’s financial statements has been revised to disclose why disclosure of revenue by product or group of similar products has been excluded as required by paragraph 37 of FAS 131.

Jeffrey Riedler
Securities and Exchange Commission
June 14, 2005

Pro Forma Financial Statements, F-25 through F-28

12. We note your response to our comment number 30, but are still unclear as to why no intangible assets were recognized. Please provide us with your analysis of the separately identifiable intangible assets discussed in paragraph A14 of SFAS 141, and support your decision not to separate them from goodwill.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

Section A14 of SFAS 141 requires that intangibles assets be recognized if they meet either contractual/legal criteria or separability criteria.

Section A14 of SFAS 141 provides guidance that the following types of intangible assets could meet these criteria:

•	Marketing related information such as trademarks and patents;

•	Customer related intangible assets;

•	Artistic related intangible assets;

•	Contract based intangible assets; and

•	Technology based intangible assets.

The Company determined to acquire Wanwei to allow for the distribution of western pharmaceuticals to the Chinese market and not for a specific intangible or contract maintained by Wanwei. It is the Company’s intention to implement its business plan of distributing western products primarily through a distribution network and, if the Wanwei acquisition is consummated, Wanwei would serve as the first component of such a distribution network.

The Company reviewed Wanwei’s operations and did not find any separate assets or intangible assets arising from legal or contractual rights. In reviewing Wanwei, the Company considered the criteria and guidance set forth above. The Company’s review of Wanwei noted the absence of any marketing related intangible assets given the lack of any trademarks, trade names, service marks, internet domain names, non-compete agreements or any other marketing benefit residing with Wanwei.

In addition, Wanwei does not have customer related intangible assets as the customer base is not exclusive to Wanwei. Currently, over 270

Jeffrey Riedler
Securities and Exchange Commission
June 14, 2005

pharmaceutical distributors in Beijing sell to the same hospitals for which Wanwei is ranked in the top 20 in size. Wanwei must negotiate yearly with these hospitals and no agreement is for over 12 months. The Company is not aware based on its review of Wanwei of any contractual or non-contractual customer relationship that may meet the criteria for separate recognition from goodwill. Wanwei competes primarily on price against the other mid-sized Beijing distributors. As a result there are no exclusive licensing agreements with vendors or with customers. In addition, Wanwei is paying the market rate for ongoing lease payments, has no significant employment agreements and has no favorable contractual agreements that would qualify as an intangible asset with separate recognition from goodwill.

Therefore, based on the Company’s review of Section A14 of SFAS 141 and the Company’s analysis of the Wanwei acquisition the Company believe there are no intangibles that should be separated from goodwill in the pro-forma financial statements.

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If you have any questions, please feel free to contact me at (215) 963-5262 or Jeffrey P. Bodle at (215) 963-5417.

Very truly yours,

Joanne R. Soslow

enclosures

c:	Tabitha Akins James Rosenberg Michael Reedich Fred Powell Brian Davis Jeffrey P. Bodle